FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Signing of Project Finance Agreement for the natural-gas-fired power stations in Mexico

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 30, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

September 30, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Signing of Project Finance Agreement for the natural-gas-fired power stations in Mexico

Mitsui & Co., Ltd. (“Mitsui”) announced today that its subsidiary MT Falcon Holdings Company S.A.P.I. de C.V. has signed a project financing agreement on September 29 (US Eastern Daylight Time) with Japan Bank for International Cooperation and three commercial banks to finance the acquisition of five gas-fired combined cycle power stations in Mexico and relevant companies as per the attached joint press release.

Attachment

Joint press release: Signing of Project Finance Agreement for the natural-gas-fired power stations in Mexico

For inquiries on this matter, please contact

Mitsui & Co., Ltd.	Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Mikako Sachigai
Facsimile: +81-3-3285-9819	Telephone: +81-3-3285-7596
E-Mail: infoTKADZ@mitsui.com	Facsimile: +81-3-3285-9819

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Press Release

September 30, 2010

Mitsui & Co., Ltd.

Tokyo Gas Co., Ltd.

Signing of Project Finance Agreement for the natural-gas-fired power stations in Mexico

Mitsui & Co., Ltd. (“Mitsui”) and Tokyo Gas Co., Ltd. (“TGC”) announced today that MT Falcon Holdings Company S.A.P.I. de C.V. (Mitsui: 70%, TGC: 30%) (“Falcon”) has signed a USD 750 million (approximately JPY 68 billion) project financing agreement on September 29 (US Eastern Daylight Time) with Japan Bank for International Cooperation and three commercial banks to finance the acquisition of five gas-fired combined cycle power stations in Mexico (“Power Companies”) and relevant companies including a pipeline company (together, the “Companies”).

On December 2009, Mitsui and TGC executed agreements with Gas Natural SDG S.A. to acquire the total ownership interest in the Companies (approximately USD1.2 billion, JPY 110 billion), and they completed the acquisition in June 2010. The Power Companies hold five gas-fired combined cycle power stations located in the north east region of Mexico, which have started its commercial operation since 2001 to 2005, with an aggregate total generating capacity of 2,233MW. The full generating capacity of the Power Companies is contracted to the Mexican national power authority, Comisión Federal de Electricidad under long-term (25 years) power purchase agreements.

The investment in the power generation projects is one of the primary focuses of Mitsui’s infrastructure business, and the company will continue to develop its investment portfolio in such business field. With the global increase in power demand, Mitsui will further promote its global power business by developing new projects of this kind and achieving the stable operation and management of its portfolio.

This is the second overseas power asset investment for TGC after the existing Mexican power business (Bajio Project). TGC plans to continue developing its overseas business related to the LNG value chain, including by acquiring interests in upstream projects.

[Contact List]

Mitsui & Co., Ltd.

Investor Relations Division

TEL: 03-3285-7910

FAX: 03-3285-9819

Mitsui & Co., Ltd.

Corporate Communications Division

Ms. Mikako Sachigai

TEL: 03-3285-7596

FAX: 03-3285-9819

Tokyo Gas Co., Ltd.

Corporate Communications Department

Mr. Naoyoshi Oogake

TEL: 03-5400-7675

FAX: 03-3437-9130